

December 28, 2010

Karen L. Luey, Chief Financial Officer
Jamba, Inc.
6475 Christie Avenue, Suite 150
Emeryville, CA 94608

>   **Re: Jamba, Inc.**
>   **Form 10-K for Fiscal Year Ended December 29, 2009**
>   **Filed March 10, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 1, 2010**
>   **File No. 001-32552**

Dear Ms. Luey:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2009

Item 1. Business

Available Information, page 16

1. In future filings, please revise the address of the SEC's Public Reference Room. We note that the proper address is 100 F Street, NE, Washington, DC 20549. Refer to Item 101(e) of Regulation S-K.

Item 6. Selected Financial Data

Key Financial Metrics and Non-GAAP Measures, page 35

2. We note that you adjust your reported net loss for items other than interest, taxes, depreciation, and amortization in connection with determining the non-GAAP measures "Consolidated EBITDA" and "Store-level EBITDA." As such, we do not believe that it

is appropriate for you to characterize your non-GAAP measures as Consolidated EBITDA and Store-level EBITDA. Please revise your disclosure to properly title your non-GAAP measures "Adjusted EBITDA," or similar, as appropriate. Please also revise your characterization of these non-GAAP measures in your earnings releases furnished on Form 8-K. For further guidance, refer to question 103.01 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, which can be found on our website at "http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Jamba, Inc. Results of Operations – Fiscal 2009 Compared to Fiscal 2008, page 45

3. We note that throughout your comparative analysis of results of operations for fiscal years 2009, 2008, and 2007, you identify various factors that have resulted in variances in your reported revenues and costs. However, you oftentimes do not quantify the absolute impact that each identified factor has had on the reported amounts. Please revise your disclosure accordingly. In addition, to the extent that cost of sales have fluctuated due to cost saving initiatives, please describe the nature of those cost saving initiatives.

Liquidity and Capital Resources

Cash Flows Summary, page 61

4. Please expand your disclosure to present and discuss your cash flows provided by and/or used in operating activities, investing activities, and financing activities for each of the three years for which a cash flow statement has been presented. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K for further guidance.

Note 10. Lease Commitments, page 86

5. Based upon your disclosure regarding "rent expense" (i.e., on page 42 of your Form 10-K), we note that certain of your leases provide for contingent rent that is based upon a percentage of revenue generated above predetermined thresholds. In this regard, please disclose the amount of contingent rent that you have recognized during each reporting period for which an income statement has been presented. Refer to FASB ASC 840-20-50-1 for additional guidance.

Note 21. Unaudited Quarterly Information, page 97

6. Please expand your footnote disclosure to describe extraordinary, unusual, or infrequently occurring items that (i) were recognized in each full quarter within the two most recent fiscal years and (ii) materially impacted the comparability of the information reflected in your tables of unaudited quarterly financial data. For example, we believe that it would be appropriate for your footnote to identify, quantify, and describe the material

impairment charges and lease termination/closure costs that were recognized during the quarterly reporting periods presented in your tables. Refer to Item 302(a)(3) of Regulation S-K for further guidance.

Definitive Proxy Statement on Schedule 14A

Corporate Governance, page 6

7. In future filings, please briefly describe the leadership structure of your board and your board's role in risk oversight. Refer to Item 407(h) of Regulation S-K.

Executive Compensation, page 15

Compensation Discussion and Analysis, page 15

CEO Compensation, page 16

8. We note your disclosure that Mr. White received a bonus of $137,500 following a review of the achievement of certain business and financial objectives established by the Compensation and Executive Development Committee. In future filings, please include qualitative and quantitative disclosure regarding the determination of goals or targets and the goals or targets actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the goals or targets is not required because it would result in competitive harm such that the goals or targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide (on a supplemental basis) a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific goals or targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed goals or target levels or other factors.

Non-Equity Incentive Compensation, page 17

9. We note that Mr. White's EBITDA target was met but that the EBITDA targets for the other named executive officers were not. Please advise why the other named executive officers did not have the same targets.

Grants of Plan-Based Awards in Fiscal 2009, page 24

10. We note the incentive grant to Mr. White on August 12, 2009. In future filings, please describe any performance-based conditions that are applicable to any granted award. Refer to Item 402(e)(1)(iii) and Instruction 2 thereto.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief